Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Industrial Tech Acquisition II, Inc. on Form S-4 of our report dated March 28, 2023, which includes an explanatory paragraph as to Industrial Tech Acquisition II, Inc.’s ability to continue as a going concern, with respect to our audit of the financial statements of Industrial Tech Acquisition II, Inc. as of December 31, 2022 and 2021, and for the year ended December 31, 2022 and for the period from January 4, 2021 (inception) through December 31, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Houston, TX

July 19, 2023